Filed by Trump Media & Technology Group Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Trump Media & Technology Group Corp.
Commission File No.: 001-40779
Date: June 17, 2026

On June 17, 2026, TAE Technologies, Inc. made the following communications available on the social media platforms identified below.

LinkedIn: https://www.linkedin.com/feed/update/urn:li:activity:7473011401674944512

Truth Social: https://truthsocial.com/@TAE/116765789471852689

X: https://x.com/TAE/status/2067244620749103608

Facebook: https://www.facebook.com/TAE/posts/pfbid0vVF7ryN4q6hVGxjZZZ5qU6UDW9ZKDZT9mhPYdQXJPcqagwHa19o3rjWR6XqoLjQUl?__cft__[0]=AZZzx4ChhQk7GvkzQLq7MW3YqvfRE4PoTVq5_BnDlmW3ETehk3Xi37JuwXPOCp_RY4AFAGjXObx_nJ9lgOkbSp97DCECGevdMpnT5IfDtx9foG7xat80r3XxUFcxNlp-KaHll60q6B5hf2fApUnoA4PY&__tn__=%2CO%2CP-R

Instagram: https://www.instagram.com/p/DZsHXuNgPNq/

Also on June 17, 2026, TAE Technologies, Inc. issued the following press release.

Leadership expanded as company advances development of its first fusion power plant

Foothill Ranch, Calif. — June 17, 2026 — TAE Technologies, Inc. (“TAE” or the “Company”), a leading fusion energy company, announced today the appointment of Jeff Woodbury as President and Chief Operating Officer. Woodbury joins TAE as the company advances commercial development of its technologies, including the construction of its first utility-scale fusion power plant.

Woodbury brings more than three decades of experience leading large-scale energy operations and complex capital projects. He previously spent 35 years at Exxon Mobil Corporation, where he held a series of senior leadership roles responsible for domestic and global upstream operations, including oversight of major energy developments. Woodbury later served as Corporate Vice President and Officer, responsible for core functional programs at the corporation.

“Jeff brings business acumen, operational discipline, and project leadership required to transition TAE to a leading commercial enterprise,” said Michl Binderbauer, Chief Executive Officer of TAE. “His experience managing complex global energy businesses will be critical to building the operational foundation needed as we bring fusion energy to the grid.”

As President and Chief Operating Officer, Woodbury will provide business leadership across the company and will focus on advancing the organizational and operational capabilities needed to support the deployment of TAE’s technologies, importantly fusion.

TAE is currently advancing site selection for its first fusion power plant and, following receipt of required approvals and the closing of its previously announced merger (the “TMTG Merger”) with Trump Media & Technology Group Corp. (“TMTG”), the combined company anticipates beginning construction of its first fusion power plant. The initial facility is expected to generate approximately 50 MWe and begin operation in the early 2030’s.

“TAE is advancing commercial development of fusion technology with the potential to become a vital source in the global energy mix to meet growing demand,” said Woodbury. “Building the first generation of fusion power plants will require disciplined project execution, a strong operational foundation, and a longer-term approach to scale. I look forward to working with the TAE team to help bring this technology into broad commercial deployment.”

Future TAE fusion power plants are expected to range from 350 – 500 MWe, reflecting the company’s longer-term vision for delivering utility-scale fusion energy to the grid and carbon-intensive industrial processes.

About TAE
TAE Technologies is the world’s leading fusion power company, developing the most sustainable and economically competitive solution to bring abundant clean energy to the grid and carbon-intensive industrial processes. In addition, it operates subsidiaries TAE Power Solutions, which provides technology for energy storage and power delivery systems for batteries and electric vehicles, as well as TAE Life Sciences, which develops technologies and drugs for treating cancer patients.

Contact: press@tae.com
For assets, please visit our press kit.
Follow TAE on: Facebook | Twitter | LinkedIn | Instagram

Important Information: TAE Technologies

Important Information About the TMTG Merger and Where to Find It
In connection with the TMTG Merger, TMTG intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the common stock of TMTG (“TMTG Shares”) to be issued in connection with the TMTG Merger. The registration statement will include a document that serves as a proxy statement and prospectus of TMTG and consent solicitation statement of TAE (the “proxy statement/prospectus and consent solicitation statement”), and TMTG will file other documents regarding the TMTG Merger with the SEC. This document is not a substitute for the registration statement, the proxy statement/prospectus and consent solicitation statement, or any other document that TMTG may file with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND CONSENT SOLICITATION STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TMTG AND TAE, THE TMTG MERGER, THE RISKS RELATED THERETO, AND RELATED MATTERS.
After the registration statement has been declared effective, a definitive proxy statement will be mailed to the shareholders of TMTG (the “TMTG Shareholders”) and a prospectus and consent solicitation statement will be sent to the stockholders of TAE. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus and consent solicitation statement, as each may be amended or supplemented from time to time, and other relevant documents filed by TMTG with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by TMTG, including the proxy statement/prospectus and consent solicitation statement (when available), will be available free of charge from TMTG’s website at tmtgcorp.com under the “Investors” tab.

Participants in the Solicitation
TMTG and certain of its directors and executive officers, and TAE and certain of its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the TMTG Shareholders with respect to the TMTG Merger under the rules of the SEC. Information regarding the names, affiliations and interests of certain of TMTG’s directors and executive officers in the solicitation may be found by reading TMTG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on February 27, 2026, TMTG’s subsequent Amendment No. 1 on Form 10-K/A to TMTG’s Annual Report on Form 10-K, filed with the SEC on April 30, 2026, TMTG’s subsequent Quarterly Report on Form 10-Q filed with the SEC on May 8, 2026, TMTG’s definitive proxy statement for the 2026 annual meeting of shareholders when it becomes available, and the proxy statement/prospectus and consent solicitation statement and other relevant materials filed with the SEC in connection with the TMTG Merger when they become available. Free copies of these documents may be obtained as described in the paragraphs above. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the TMTG Shareholders in connection with the TMTG Merger, including a description of their direct and indirect interests, by security holdings or otherwise, will also be set forth in the proxy statement/prospectus and consent solicitation statement and other relevant materials when filed with the SEC.

Cautionary Statement About Forward-Looking Statements
This communication contains forward-looking statements. All statements, other than statements of present or historical fact included in this communication, regarding the TMTG Merger, TMTG’s ability to consummate the TMTG Merger, the benefits of the TMTG Merger and the combined company’s future financial performance, as well as the combined Company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. Words such as “anticipate,” “believe,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “will” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements contain these identifying words, and the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements include, but are not limited to, statements regarding TMTG’s and TAE’s expectations, hopes, beliefs, intentions or strategies regarding the future including, without limitation, statements regarding: the anticipated site selection criteria; development and construction timelines; plans for deployment of capital and the uses thereof; governance of the combined company; cost competitiveness of fusion-generated electricity; timing of commercialization of TAE’s fusion technology; plans for research and development programs; and future demand for power. These forward-looking statements are based largely on TMTG’s and TAE’s current expectations. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause TMTG’s or TAE’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, risks related to TMTG’s or TAE’s ability to demonstrate and execute on commercial viability of its technology; legal proceedings; ability to obtain financing on acceptable terms or at all; changes in digital asset valuations; disruption to TMTG’s or TAE’s operations; TMTG’s or TAE’s ability to develop and maintain key strategic relationships; competition in TMTG’s or TAE’s respective industries; ability to access required materials at acceptable costs; delays in the development and manufacturing of fusion power plants and related technology; ability to manage growth effectively; possibility of incurring losses in the future and not being able to achieve or maintain profitability; potential generation capacities of specific reactor designs; regulatory outlook; future market conditions; success of strategic partnerships; developments in the capital and credit markets; future financial, operational and cost performance; revenue generation; demand for nuclear energy; economic outlook and public perception of the nuclear energy industry; changes in laws or regulations; ability to obtain required regulatory approvals on a timely basis or at all; ability to protect intellectual property; adverse economic or competitive conditions; and other risks and uncertainties. In addition, TMTG and TAE caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay site selection or the TMTG Merger or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against TMTG or TAE with respect to site selection or the TMTG Merger; (iii) the inability to complete the TMTG Merger due to the failure to obtain approval of the shareholders of TMTG or TAE, or other conditions to closing in the merger agreement; (iv) the risk that the TMTG Merger disrupts TMTG’s or TAE’s current plans and operations; (v) TMTG’s and TAE’s ability to realize the anticipated benefits of the TMTG Merger, which may be affected by, among other things, competition and the ability of TMTG and TAE to grow and manage growth profitably following the TMTG Merger; and (vi) costs related to the TMTG Merger, site selection or construction. The forward-looking statements in this press release are based upon information available to TMTG and TAE as of the date of this press release and, while TMTG and TAE believe such information forms a reasonable basis for such statements, these statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements. Except as required by applicable law, TMTG and TAE do not plan to publicly update or revise any forward-looking statements contained in this press release, whether as a result of any new information, future events or otherwise. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in TMTG’s periodic filings with the SEC, including TMTG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, as amended on April 30, 2026, as well as TMTG’s subsequent Quarterly Reports on Form 10-Q and in the Form S-4, when filed. TMTG’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

No Offer or Solicitation
This communication is not intended to and does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.